UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3225-0145 Expires: August 31, 1999 Estimated average burden hours per form 14.90

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Hagler Bailly, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

405 183 104

(CUSIP Number)

 Pascal Giraud
Cap Gemini S.A.
11, rue de Tilsitt
75017 Paris, France
(011-33-1) 47 54 50 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Christopher E. Austin
Cleary, Gottlieb, Steen & Hamilton
One Liberty Plaza
New York, New York 10006
(212) 225-2000

October 13, 1999

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 405 183 104	Page 2 of 7 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cap Gemini S.A.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ x ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,125,268
	8	SHARED VOTING POWER -0- (See Items 4 and 5.)
	9	SOLE DISPOSITIVE POWER 2,125,268
	10	SHARED DISPOSITIVE POWER -0-(See Items 4 and 5.)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,125,268 (See Items 4 and 5.)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ x ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9% (See Items 4 and 5.)
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
 INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
CUSIP No. 405 183 104	Page 3 of 7 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cap Gemini America, Inc. (formerly named Cap Gemini Holding, Inc.)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ x ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 470,975
	8	SHARED VOTING POWER -0- (See Items 4 and 5.)
	9	SOLE DISPOSITIVE POWER 470,975
	10	SHARED DISPOSITIVE POWER -0- (See Items 4 and 5.)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 470,975 (See Items 4 and 5.)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ x ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9% (See Items 4 and 5.)
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
 INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

    This Amendment No. 6 amends the information contained in the Statement on Schedule 13D filed by Cap Gemini S.A. ("CG") and Cap Gemini America, Inc. (formerly named Cap Gemini Holding, Inc.) ("CGA" and collectively with CG the "Reporting Purchasers") on April 20, 1999, as amended from time to time, and is being filed on behalf of such persons pursuant to Rule 13d-2 promulgated under the Securities and Exchange Act of 1934.

Item 3.    Source and Amount of Funds or Other Consideration.

    Item 3 is amended by deleting it in its entirety and replacing it with the following text:

    The amount of the funds used by CG to purchase 2,125,268 HB Shares between March 23, 1999 and October 7, 1999 was approximately $15,833,087 including brokerage commissions. These funds were provided from CG’s working capital. The amount of the funds used by CGA to purchase 470,975 HB Shares in June, 1998 was approximately $12.5 million. These funds were provided from CGA’s working capital.

Item 4.    Purpose of Transaction.

    Item 4 is amended by adding the following:

    On September 27, 1999, HB issued a press release that stated that HB’s "Board of Directors retained Banc of America Securities LLC to assist the company in exploring strategic and financial alternatives to maximize shareholder value, including the potential sale or merger of the company". Since that time, representatives of the Reporting Purchasers have received inquiries from representatives of HB and Banc of America Securities LLC as to whether the Reporting Purchasers would be interested in participating in a process that could lead to the Reporting Purchasers acquiring control of HB. Management of the Reporting Purchasers are investigating the advisability of pursuing a transaction that could result in the Reporting Purchasers acquiring control of HB. The Reporting Purchasers have not yet determined, however, whether or not to seek to acquire control of HB and there can be no assurance that the Reporting Purchasers will seek to do so.

    Except as described above, none of the Reporting Purchasers has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

 Item 5.    Interest in Securities of the Issuer.

    Item 5 is amended by deleting sub-Items (a), (b) and (c) in their entirety and replacing them with the following:

  CG directly and beneficially owns 2,125,268 HB Shares, which represents 12.9% of the outstanding HB Shares. CGA directly and beneficially owns 470,975 HB Shares, which represents 2.9% of the outstanding HB Shares. Because CG owns all of the capital stock of CGA, CG may be deemed to beneficially own the HB Shares held CGA. CGA disclaims beneficial ownership of the HB Shares held by CG.

  CG has the sole power to vote and dispose of 2,125,268 HB Shares. CGA has the sole power to vote and dispose of 470,975 HB Shares.

  CG has engaged in the following transactions in the HB Shares on The Nasdaq Stock Market:
Date	Number of Shares Purchased (Sold)	Price(1)
3/23/99	12,800	$6.3110
3/24/99	35,000	$6.7616
3/25/99	15,000	$7.4375
3/26/99	65,000	$8.1201
3/29/99	75,000	$8.5448
3/30/99	38,000	$8.3406
3/31/99	23,000	$7.8261
4/1/99	25,000	$8.0795
4/6/99	33,300	$6.7721
4/7/99	22,000	$6.8807
4/11/99	63,800	$6.7266
4/12/99	550,000	$6.5059
4/13/99	164,400	$7.2167
4/14/99	28,000	$7.1420
4/14/99	(2,500)	$7.4840
4/15/99	198,055	$7.8605
4/16/99	217,945	$8.5980
5/11/99	63,800	$6.7266
5/12/99	64,500	$7.0825
5/13/99	37,800	$7.0408
5/14/99	7,200	$6.9466
5/17/99	21,500	$6.8920
5/18/99	20,100	$7.2146
5/19/99	33,800	$7.2245
5/20/99	30,068	$7.3890
5/21/99	13,500	$7.5403
5/24/99	11,500	$8.07
5/25/99	11,400	$8.2029
5/26/99	26,400	$8.2469
5/27/99	15,000	$8.2692
5/28/99	500	$8.1875
6/1/99	11,400	$8.523
6/2/99	10,000	$8.665
6/3/99	29,000	$9.3713
6/4/99	32,800	$9.492
9/13/99	11,000	$7.00
9/14/99	2,500	$7.00
9/15/99	7,900	$7.375
9/16/99	96,500	$7.102
9/21/99	1,300	$7.25
9/27/99	1,500	$6.625
9/28/99	14,600	$7.0351
9/29/99	14,000	$7.00
10/6/99	12,300	$7.00
10/7/99	23,400	$7.0563

____________________________
 (1)    The price reported for dates on which multiple purchases were made is the weighted average price per acquired HB Share.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 1999

                                                                                  ;            CAP GEMINI S.A.

                                                                                  ;            By:    /s/ Serge Kampf
                                                                                     &nb sp;       Name: Serge Kampf
                                                                                               Title: Chairman of the Directoire